December 18, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Mark P. Shuman, Branch Chief — Legal

Re:                               BIO-key International, Inc.
Registration Statement on Form SB-2 — File No. 333-137240
Request for Acceleration

Ladies and Gentlemen:

The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time on December 19, 2006, or as soon thereafter as practicable.

BIO-key International, Inc. (the “Company”) hereby acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company further acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with the filing.

Sincerely yours,

BIO-KEY INTERNATIONAL, INC.

By:	/s/ Francis J. Cusick
Francis J. Cusick
Chief Financial Officer

cc:           Brian J. Carr, Esq.

300 Nickerson Road, Marlborough, MA  01752
Tel: 508-460-4000; Fax: 508-460-4099, www.bio-key.com
An Affirmative Action, Equal Opportunity Employer